Mail Stop 6010

								September 30, 2005


Mr. Timothy J. Crottey
Chief Executive Officer
Fitmedia Inc.
304b - 338 West 8th Avenue
Vancouver, British Columbia
Canada, V5Y 3X2

	Re:	Fitmedia Inc.
		Registration Statement on Form SB-2, Amendment 1
		Filed September 19, 2005
		File No. 333-124872

Dear Mr. Crottey:

	We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

Consolidated Financial Statements for the Six Months Ended July
31,
2005

Consolidated Statement of Stockholders` Equity, page F-14

1. Please present the statement of stockholders` equity in a format reconciling the beginning balance to ending balance for each income statement period presented.


Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Revenue Recognition, page F-20

2. Please clarify in the filing what the "point of sales basis" is and also disclose your accounting policy related to sales returns and other allowances.

4. Related Party Transactions, page F-21

3. Please tell us how you are accounting for the $2,500 annual director`s fee.

Exhibit 5.1: Legality Opinion

4. We reissue comment 21. The legality opinion should clearly identify the offerings to which it applies by stating the number and type of shares being offered by the company and the number and type of shares being offered by the selling security holders. With respect to both the primary offering and the secondary offering, it should clearly state whether the shares will, when sold, be legally issued, fully paid, and non-assessable. See Item 601(b)(5) of Regulation S-B.
Currently, the opinion has the following deficiencies:

* It does not identify the number or type of shares in the secondary offering.
* It does not state whether the shares in the secondary offering will, when sold, be "legally issued, fully paid, and non-assessable." We note paragraph 2 of the opinion states the stock to be sold under this
Form SB-2 is "likewise legal under the laws of the State of Delaware."
However, this is not sufficient. The conclusion should use the precise language called for by Item 601(b)(5).

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Joseph Roesler at (202) 551-3628 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Penny O. Green, Esq.
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Mr. Timothy J. Crottey
Fitmedia Inc.
September 30, 2005
Page 1